Exhibit 99.1

AYR Wellness to Bring Award-Winning Cannabis Brand Kiva Confections to Florida

MIAMI, August 10, 2023 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced that it has entered into a three-year, exclusive licensing and retail agreement in Florida with Kiva Confections, a global leader in cannabis edibles. The agreement will bring Kiva’s collection of award-winning cannabis edibles to the Florida market for the first time via AYR’s 62+ retail locations across the state.

“We are thrilled to welcome Kiva Confections to the Sunshine State,” said Sevi Borrelli, AYR’s General Manager, Florida. “Our partnership with Kiva reaffirms our commitment to providing our patients in Florida with the best products available. We are eager to inform our patients about Kiva’s long-standing reputation as a premier cannabis edibles provider and guide them as they explore their wide-ranging selection of premium offerings. According to Florida’s Office of Medical Marijuana Use, we currently hold the 2nd highest market-share of oil-based products in the state and anticipate further expanding on that base via our partnership with Kiva.”

AYR anticipates beginning the rollout of Kiva’s award-winning selection of cannabis products to Florida patients in Q4 2023. The selection of precisely dosed edibles made with natural ingredients coming to Florida include Camino Gummies, Camino Sours, Lost Farm Gummies, Lost Farm Chews, Camino Chews and Petra Mints.

“We couldn't be more excited to bring our house of brands to Florida,” said Kiva Confections Co-Founder, Kristi Palmer. "AYR Wellness is the perfect partner for us. Their commitment to providing the best experience for their patients made it an easy decision to work with them and expand our brand into such an opportunity-filled market. We can’t wait for patients to discover Kiva and realize how delicious, precise, and effective Camino and Lost Farm edibles can be.”

Through its award-winning cannabis-infused chocolates, mints, gummies, and chews, Kiva carries the same level of integrity, passion, innovation, and craftsmanship to each new market. For more information on Kiva Confections, its suite of products, and to find a dispensary near you, please visit www.kivaconfections.com.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 85+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

About Kiva Confections

Kiva was founded in 2010 with a clear mission - change how the world views and uses cannabis for the better. Frustrated by the inconsistent, low-quality edibles available at the time, a young couple began making chocolate bars out of their Bay Area, California home kitchen. Today, their award-winning Kiva chocolate bars, Camino gummies, Lost Farm chews and gummies, Petra mints, and Terra bites are the most trusted, recommended, and sought-after. For this, Kiva has become the most recognized edible brand in cannabis with a passionate customer base throughout thousands of dispensaries in CA, AZ, NV, MO, MI, IL, OH, OK, MA, and HI.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, AYR’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and AYR may not be able to raise needed additional debt or equity capital. Among other things, AYR has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While AYR believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Company/Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Company Contact:

Jon DeCourcey

Head of Investor Relations

T: (786) 885-0397

Email: ir@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (786) 885-0397
Email: ir@ayrwellness.com